Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

June 16, 2015

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549
Attention:  Justin Dobbie, Legal Branch Chief

Re:                             Boulevard Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2015
File No. 001-36316

Ladies and Gentlemen:

On behalf of Boulevard Acquisition Corp., a Delaware corporation (the “Company”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Stephen S. Trevor of the Company dated June 10, 2015 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of the Proxy Statement, which have been marked to indicate the location of changes from the Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 14, 2015 (the “Prior Proxy Statement”), together with copies of this response letter as filed with the Commission.  Defined terms used herein are used as defined in the Proxy Statement unless otherwise indicated.

General

1.                                      Please unbundle the proposed material changes to your certificate of incorporation so that each material change to shareholder rights is a separate item for shareholder consideration. If you do not believe that specific changes should be separated to allow for shareholders to vote on each, please provide us with an analysis as to why such provisions are not individually material and required to be unbundled. See Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A, and, for guidance, refer to the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm and Exchange Act Rule 14a-4(a)(3) Question 101.02 available on our website at https://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm.

Response

In response to the Staff’s comment, the Company has reviewed Rule 14a-4(a)(3) and 14a-4(b)(1) and the Staff’s guidance regarding unbundling in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (the “September 2004 Supplement”).  The Company advises the Staff that it believes that the changes to the provisions of its amended and restated certificate of incorporation (the “Charter”) reflected in the form of the proposed Company’s second amended and restated certificate of corporation (the “Restated Charter”) are not the types of changes that, based on the Staff’s guidance and practice, are required to be unbundled and presented as a separate proposal.

First, a provision that is fundamental to the transaction or is otherwise an intrinsic part of the transaction would not require unbundling.  Many of the changes to the Charter are to reflect the terms of the business combination and that the Company’s blank check status will terminate upon the consummation of the business combination.

Second, the Company believes the amendment of the governing documents of a blank check company are considered in a different context because they are “inextricably intertwined” with a business combination to effectively constitute a single matter.  Prior to a business combination, a blank check company’s activities are severely restricted and its governance structure accordingly reflects those restrictions.  Inherent in the consummation of a business combination for a blank check company is a change to the blank check company’s governing documents to reflect the post-business combination governance of the company.  The approval of the Restated Charter is a closing condition to the business combination, and the terms of the Restated Charter were negotiated by the Company and TDCC to reflect a cohesive governance structure.  The Company notes that there are proxy statements for blank check companies that have not separated out each change to its governing documents as a separate matter for stockholder approval.

Finally, the Company believes that separating out each change to the Charter would create additional confusion among the Company’s stockholders and distract stockholders from the key decision before them of whether to approve the business combination.  The Proxy Statement already has five proposals, and the proposal to approve the Restated Charter is cross-conditioned on other proposals.  If each change to the Charter were to be presented separately, this would require additional cross-conditioning and, in the Company’s view, unnecessary additional confusion.

2.                                      Please mark your notice letter as a “preliminary copy” in accordance with Rule 14a-6(e)(1) of Regulation 14A, and include a preliminary proxy card with your next amendment.

Response

The Company has revised the notice letter in response to the Staff’s comment.  In addition, the Company has included a preliminary proxy card with the Proxy Statement.

3.                                      Please revise your document to ensure chronological consistency throughout your document. For example, the financial statements of AgroFresh present the most recent fiscal year (2014) first, while the Results of Operations of AgroFresh in MD&A present the most recent fiscal year last. Refer to SAB Topic 11E for guidance.

Response

The Company has revised the Proxy Statement to ensure chronological consistency throughout the Proxy Statement.

4.                                      We note your disclosure on page 64 that you do not have control of the process of obtaining stock certificates from brokers and other third-parties. Please confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this solicitation and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

Response

The Company acknowledges the applicability of Rule 14a-13 to the solicitation of proxies pursuant to the Proxy Statement.  The Company advises the Staff that it intends to furnish the Proxy Statement to intermediaries at least ten (10) calendar days prior to the date of the Special Meeting, in accordance with applicable provisions of the Delaware General Corporation Law and the Company’s bylaws.  The Company further advises the Staff that it will provide for sufficient time when setting the record date and the Special Meeting date, filing the definitive versions of the Proxy Statement and related documents, and for the mailing of broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing requirements.

Summary Term Sheet, page 1

5.                                      We note the discussion of the transaction consideration in the first bullet point on page 2. Please include a cross-reference to the disclosure on pages 77 and 79 in which you discuss the deemed purchase price for pro forma financial information purposes and the assumptions related thereto.

Response

The Company has added a cross-reference in the bullet point on page 2 of the Proxy Statement in response to the Staff’s comment.

6.                                      We note your disclosure on page 2 that if a Cash Shortfall is less than $5 million then the payment of such amount may deferred. Please disclose when such amount must be paid.

Response

The Company has revised the disclosures on pages 2, 30, 90, 116, 130 and 223 of the Proxy Statement in response to the Staff’s comment.

7.                                      Please provide the basis for your statement that “AgroFresh has been at the forefront of innovation.”

Response

The Company has revised the disclosure on page 1 of the Proxy Statement in response to the Staff’s comment.

Questions and Answers About the Proposals for Stockholders, page 12

8.                                      Please provide a separate question and answer to disclose that the board of directors of Boulevard chose not to obtain a fairness opinion in determining whether or not to proceed with the business combination. Discuss the reasons why and briefly describe the risks stemming from the lack of a fairness opinion. Please also disclose, if true, that the board determined that AgroFresh’s fair market value was at least 80% of the company’s net assets without seeking a valuation from a financial advisor.

Response

The Company has added a separate question and answer on page 20 of the Proxy Statement to disclose that the board of directors of the Company determined not to obtain a fairness opinion in connection with the Business Combination, including the reasons why a fairness opinion was not obtained and the risks associated with not obtaining a fairness opinion.  The Company also revised the disclosure to disclose that the board of directors of the Company determined that AgroFresh’s fair market value was at least 80% of the Company’s net assets without seeking a valuation from a financial advisor.

9.                                      Please provide a separate question and answer disclosing TDCC’s conversion rights with respect to Boulevard’s non-voting common stock and the reasons TDCC may want to convert its common stock to non-voting common stock.

Response

The Company has added a separate question and answer on page 16 of the Proxy Statement disclosing TDCC’s conversion rights with respect to Boulevard’s non-voting common stock and the reasons TDCC may determine to convert its shares of Boulevard common stock to Boulevard non-voting common stock.

Why am I receiving this proxy statement, page 12

10.                               Please discuss the Warrant Purchase Agreement as part of the consideration disclosure in the second paragraph of the answer to this question.

Response

The Company has added disclosure on page 12 of the Proxy Statement in response to the Staff’s comment.

What equity stake will current Boulevard stockholders and TDCC hold in the Company after the Closing, page 15

11.                               Please add a column with a third scenario in which you disclose ownership percentage assuming the maximum number of redemptions. Please also discuss the redemption threshold at which TDCC would reach 45% ownership of the company’s common stock and therefore not be obligated to close the transaction.

Response

The Company advises the Staff that it has revised the disclosure on pages 5, 16, 29, 38 and 78 of the Proxy Statement by replacing the $80 million redemption scenario with a new scenario showing the maximum number of redemptions that would result in TDCC’s ownership of Boulevard common stock being 45% or less of the overall outstanding shares of Boulevard common stock.  The maximum number of redemptions with TDCC ownership being 45% or less occurs at $92.5 million of redemptions. The Company believes that this new scenario will provide its stockholders with the most meaningful information in connection with their consideration of the business combination.

Why is Boulevard proposing the Director Election Proposal, page 16

12.                               Please disclose here the number of directors that TDCC will be entitled to nominate. In addition, please include a separate question and answer to disclose the business and management of the company going forward if the merger proposal is approved.

Response

The Company has added disclosure on page 17 of the Proxy Statement to disclose the number of directors of the Company that TDCC will be entitled to nominate in response to the Staff’s comment.  In addition, the Company has added separate questions and answers on pages

15 and 16 of the Proxy Statement to disclose the business and management of the post-business combination company, assuming the business combination is approved by the Company’s stockholders.

What interests do Boulevard’s current officers and directors have in the Business Combination, page 18

13.                               Please disclose the estimated aggregate amount that Boulevard’s officers and directors would forfeit or be liable for if the merger transaction is not consummated.

Response

The Company has revised the disclosure on page 20 of the Proxy Statement to disclose the estimated number of shares and warrants, and the current fair market value of such shares and warrants, that Boulevard’s officers and directors would forfeit if the proposed business combination is not consummated.  The Company advises the Staff that it is not aware that Boulevard’s officers and directors will have any personal liability in the event that the business combination is not consummated.

Q: Do I have redemption rights?, page 19

14.                               Please clarify, consistent with the disclosure in your IPO prospectus, that the per share amount that you will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions you will pay to the underwriters.

Response

The Company has revised the disclosure on page 20 of the Proxy Statement to clarify that the per share amount that the Company will distribute to investors who properly redeemed their share will not be reduced by the deferred underwriting commissions that the Company will pay to the underwriters in connection with the consummation of the business combination.

Who will solicit and pay the cost of soliciting proxies, page 23

15.                               Please confirm that you will file all soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response

The Company confirms that it will file all soliciting materials with the Commission, including any scripts to be used in soliciting proxies by personal interview or telephone.

Summary of the Proxy Statement, page 24

Parties to the Transaction, page 24

TDCC, page 24

16.                               We note your disclosure regarding TDCC’s net sales, number of employees and product families on page 24. Please clarify that the shareholders are not acquiring TDCC shares.

Response

The Company has revised the disclosure on page 27 of the Proxy Statement to clarify that the stockholders of the Company are not acquiring shares of TDCC in connection with the business combination.

Consideration to TDCC in the Business Combination, page 25

17.                               Please briefly describe the warrants TDCC will receive pursuant to the Warrant Purchase Agreement here.

Response

The Company has revised the disclosure on page 28 of the Proxy Statement in response to the Staff’s comment.

Accounting Treatment, page 28

18.                               You concluded that Boulevard has been determined to be the accounting acquirer. Please tell us your consideration of the following items in making your determination:

•                                          TDCC is to have a significant ownership stake in the combined company of approximately 39%, which appears will be the largest single holding of any individual or affiliated group of interests.

•                                          The disclosure on page 188 that you expect the current executive officers of AgroFresh to become executive officers of Boulevard following the transaction.

•                                          The total representation that TDCC will have on the Board of Directors relative to the expected total number of board seats.

Response

The Company advises the Staff that it has considered the accounting guidance in ASC 805-10-25-4 and 25-5, 805-10-55-11 through 55-15 and ASC 805-40 and concluded that the Company will be the accounting acquirer in this transaction. Although the Company, a special purpose acquisition company (SPAC), has no operations, it is not a public shell, since it has engaged in significant pre-business combination activities to conduct its investment strategy.  As a result, the business combination of AgroFresh (an operating entity) and the Company should not be automatically considered a reverse merger.  In reaching its conclusion, the Company considered a number of pertinent factors, including the form of the purchase consideration, and among others, the three factors noted in the Staff’s comment.

The business combination is expected to be effected primarily by transferring cash (74% to 78% of the total purchase price (excluding warrants and Contingent Consideration) is expected to be paid in cash, based on $92.5 million redemption and no redemption scenarios, respectively), which the Company believes is a strong indicator that the Company would be the accounting acquirer according to ASC 805-55-11, which states that “[i]n a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.”

The relative voting rights in the combined company after the consummation of the transaction, will result in the existing stockholders of the Company and TDCC owning 65% and 35% of the voting rights, respectively, assuming no redemptions but including the impact of the $50 million equity issuance pursuant to the Subscription Agreements. Ownership percentages would change to 55% for existing stockholders of the Company and 45% for TDCC, assuming $92.5 million of redemptions. Under the terms of the proposed transaction, the maximum ownership that TDCC can have in the combined company shall not exceed 45%. The Company considers this to be a further indicator that the Company would be the accounting acquirer.  Although TDCC will be the largest single holding of the equity interests in the combined company, TDCC alone will not be able to approve matters requiring the consent or approval of a majority of the Company’s stockholders.

The Company expects that the executive officers of AgroFresh prior to the consummation of the Transaction will become executive officers of the Company following the Transaction. Specifically, it is expected that Thomas D. Macphee will serve as Chief Executive Officer, Stan Howell will serve as President, and Mark Zettler will serve as Vice President, R&D and Regulatory Affairs.  In addition, it is anticipated that upon the Closing, Peter Vriends will serve as Head of Europe, Middle East, Africa and Asia and Scott Harker will serve as Head of North America, Australia and New Zealand and each of Mr. Vriends and Mr. Harker, will become executive officers of the Company.  Messrs. Macphee, Howell, Zettler, Vriends and Harker currently are employed by direct or indirect wholly owned affiliates/subsidiaries of TDCC.  The Company also anticipates hiring a Chief Financial Officer in the near term.  The board of directors of the Company determined that it was in the best interests of the Company to retain the executive officers of AgroFresh given their experience and familiarity with the business and customers of AgroFresh.  The board of directors of the Company has not and will not provide any special rights or powers to the executive officers of AgroFresh that would in any way conflict with or diminish the rights or powers of the board of directors of the Company.

In addition, the board of directors of the combined company is expected to have seven members, of which TDCC will appoint one director as a holder of the Series A preferred stock and will designate two individuals to be nominated for election to serve as independent Class III directors.  Boulevard will nominate two of the other four of the seven directors, one of whom will serve as a Class I director and one of whom will serve as a Class II director, and Boulevard and Dow must mutually agree upon the nomination of the final two of the seven directors, one of whom will serve as an independent Class I director and one of whom will serve as an independent Class II director.  Once elected, removal of any or all directors, other than the Series A preferred stock director, will require an affirmative vote of at least 66 2/3% of the voting power of the then outstanding shares of the capital entitled to vote.  Based on the contemplated board structure and voting right structure, neither the current stockholders of Boulevard, nor TDDC have the sole ability to elect, or appoint or to remove a majority of the members of the governing body of the combined companies.

Overall, the Company also considered the objectives of TDCC to carve out the AgroFresh business from TDCC, and to be capped at a maximum 45% ownership interest in the combined company.  The Company has given more weight to the factors that (1) the transaction is being primarily effected through the payment of cash, (2) the majority voting interest of the Company’s current stockholders in the combined company is greater compared to the minority interest held by TDCC, and (3) there is the absence of a mechanism for TDCC to control the governing body of the combined company. All nominated directors, which excludes the Series A preferred stock director, will stand for election and be voted upon by the current stockholders of Boulevard, not TDCC. Accordingly, TDCC lacks the control of the combined entity after the consummation of the transaction. As a result, based on the preponderance of evidence, the Company determined that it would be the accounting acquirer.

Risk Factors, page 38

Risks Related to AgroFresh’s Business and Industry, page 38

AgroFresh is subject to risks relating to portfolio concentration, page 39

19.                               Please briefly describe the importance of SmartFresh to AgroFresh’s business.

Response

The Company has revised the disclosure on page 43 of the Proxy Statement in response to the Staff’s comment.

AgroFresh currently relies on a limited number of suppliers, page 42

20.                               Please identify the sole supplier that AgroFresh currently relies on to obtain 1-MCP.

Response

The Company has revised the disclosure on page 46 of the Proxy Statement in response to the Staff’s comment.  However the Company has not disclosed the identity of the current single supplier of 1-MCP as it does not believe that information is material to investors.  Currently, AgroFresh has sufficient inventory for approximately two years of expected product needs.  In addition, AgroFresh is actively working to qualify a second supplier of 1-MCP.  Finally, AgroFresh has informed the Company that it believes that even if it encounters problems with its current single qualified supplier of 1-MCP, it will be able to rely upon existing product inventory or access other sources of 1-MCP and that there thus will be no material adverse impact on AgroFresh.

Stockholders of Boulevard who wish to redeem their shares, page 65

21.                               Please describe the timing issues addressed in this risk factor in your Question and Answer section.

Response

The Company has revised the disclosure on page 21 of the Proxy Statement in response to the Staff’s comment.

Risks Related to Boulevard Common Stock, page 68

TDCC and our Sponsor will have significant influence, page 68

22.                               We note your disclosure that immediately following the completion of the Business Combination, TDCC and your Sponsor may beneficially own approximately 39% and 61%, respectively, of your issued and outstanding common stock. Please reconcile your disclosure here with your disclosure on page 70 that, after the business combination, you expect that 12% of the issued and outstanding common stock will be held by you Sponsor, executive officers and directors. In connection with this, for clarity please define “Boulevard’s existing stockholders,” as this term is used in several places in the filing.

Response

The Company has revised the disclosure on page 72 of the Proxy Statement to be consistent with the disclosure that appeared on page 70 of the Prior Proxy Statement in response to the Staff’s comment.  In addition, the Company has added a defined term “Boulevard’s Existing Stockholders,” which is used throughout the Proxy Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 77

23.                               We note you present two redemption scenarios in your pro forma financial statements, one assuming no redemptions, the other assuming $30 million in redemptions. We also note the provision as disclosed on page F-27 and elsewhere that in no event will you redeem shares of common stock in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us why you chose to present a scenario with $30 million in redemptions, and why you have not presented the maximum redemption scenario where you are left with tangible net assets of no less than $5,000,001. If you present additional alternate scenarios, please note the comment above in regard to TDCC owning a maximum of 45%, and revise all ownership scenarios throughout your filing, as appropriate, to include all alternate scenarios.

Response

As noted in the Company’s response to comment 11, the Company has revised the disclosure on pages 5, 16, 29, 38 and 78 of the Proxy Statement by replacing the $80 million redemption scenario with a new scenario showing the maximum number of redemptions that would result in TDCC’s ownership of Boulevard common stock being 45% or less of the overall outstanding shares of Boulevard common stock.  The maximum number of redemptions with TDCC ownership being 45% or less occurs at $92.5 million of redemptions.  The Company believes that this new scenario will provide its stockholders with the most meaningful information in connection with their consideration of the business combination.  Additional clarifying disclosures regarding the rationale for the chosen scenarios have been added in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” on page 77 of the Proxy Statement.

The $30 million redemption scenario reflects a redemption level not requiring the issuance of shares pursuant to the Standby Agreement.  The scenario assuming $92.5 million redemptions provides an illustration of the maximum shares which can be issued to TDCC in lieu of cash consideration at Closing while maintaining a post-Closing ownership by TDCC of 45% or less of Boulevard common stock.  The Company has not disclosed a maximum redemption scenario where the Company would be left with tangible net assets of no less than $5,000,001 because at that level of redemptions, the business combination would not close.

3.  Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 80

24.                               Please revise note g to discuss the basis for the amounts indicated and how they were determined.

Response

The Company has revised note 3(g) on page 84 of the Proxy Statement in response to the Staff’s comment.  The Company further advises the Staff that as a result of the revisions, note 3(g) also includes additional items.  The Company also notes that the $5 million deferred charge previously referenced in note 3(g)(i) of the Prior Proxy Statement has now been classified to retained earnings (see note 3(d) of the Proxy Statement).

25.                               In note j, you state that you are amortizing your developed technology and customer relationships over 20 years. Please confirm our understanding that the developed technology refers to 1-MCP and alpha-cyclodextrin (alpha-CD), both of which appear to be used as the foundational component in SmartFresh and Harvista products, and revise the note to state the related specific developed technology. If our understanding is correct, please support your assignment of a 20 year useful life to these intangibles given the patent expiration dates discussed on page 166.

Response

The Company advises the Staff that the developed technology refers to 1-MCP and alpha-CD and their application in SmartFreshTM, HarvistaTM, and RipeLockTM products. Additionally, there was value attributed to the fruit storage technology solution, AdvanStoreTM.  The Company has revised the note accordingly.  The Company further advises the Staff that as a result of the various revisions to the Proxy Statement, this explanation is now included in note 3(i) on page 85 of the Proxy Statement.

The Company advises the Staff of the following information that it believes supports the assignment of a 20 year useful life to these intangibles given the patent expiration dates.  The patents and the correlating technology were commercialized in the mid 1990s and exist in a niche market with very few competitors.  Given the Company’s assessment of the competitive landscape, the Company has developed a forecast for the overall AgroFresh business reflecting primary reliance on the assumed stability of the technology from an economic life perspective.  The Company believes that this technology will continue to generate significant cash flows for an indeterminate period of time well beyond the patent expiration period.  The Company believes that AgroFresh’s Whole ProductTM offering service model consisting of technical knowledge and trusted advisory services support continued intangible value after the patents expire.  The forecast for the technology factors in a de minimis rate of decay and margin potential due to competitive factors, however, it is anticipated that the AgroFresh technology will allow the Company to retain a significant share of the market.  Further, the Company’s confidence in the stability of the technology is illustrated in the anticipated need to not supplant the patents that are currently in place with future technology.  Based on the foregoing information and the anticipated long life of the technology in place, the Company believes a 20 year life is appropriate.

26.                               Please revise note k to discuss the basis for the amount recoverable and how the recoverable amount was determined.

Response

The Company has revised the note in response to the Staff’s comment.  The Company further advises the Staff that as a result of the various revisions to the Proxy Statement, this explanation is now included in note 3(j) on page 85 of the Proxy Statement.

27.                               In note l, please clarify if the $5 million liability related to fees payable to TDCC is for the execution fee associated with the Transition Services Agreement or if this is another fee. If it is not for the execution fee, tell us how the execution fee is reflected in the pro forma adjustments. If it is for another fee, please discuss the basis for the amount and how the amount was determined. Also, clarify what the $0.9 million liability to be retained by TDCC represents and how it was determined.

Response

The Company acknowledges the Staff’s comment that the $5 million liability is an Execution Fee for services provided by TDCC to set-up infrastructure required for TDCC to execute on the Transition Services Agreement.  The Company determined the $5 million fee is related to services provided by TDCC prior to the Closing, accordingly, the Company advises the Staff that it has revised the disclosure in note 3(d) on page 84 of the Proxy Statement and note 3(o) on page 86 of the Proxy Statement to disclose that this payment is to be recorded as an expense upon closing of the business combination which is now included in note 3(g) as a result of the various revisions to the Proxy Statement.  The Company further advises the Staff that it has not considered the execution fee in the Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income as of and for the year ended December 31, 2014 because it does not have an ongoing impact.

The Company has clarified the disclosure in the Proxy Statement to disclose the $0.9 million liability to be retained by TDCC.  In addition, the Company advises the Staff that as a result of the various revisions to the Proxy Statement, this explanation is now included in note 3(g) on page 84 of the Proxy Statement.  The amount included in the Proxy Statement is $1.3 million as of March 31, 2015 (as compared to the $0.9 million as of December 31, 2014), which is related to $0.7 million liability related to insured pending litigation and $0.6 million liability related to accrued payroll deductions that are to be retained by TDCC pursuant to the Purchase Agreement.

28.                               In note m, please expand to disclose the following:

•                                          The undiscounted amounts associated with each of the assumed risk adjusted present value of the potential additional deferred payment and assumed risk adjusted present value of the payment to be made by AgroFresh to TDCC under the Tax Receivable Agreement, and the assumptions used in calculating the respective present values, including the basis for the assumed discount factor.

•                                          The number of warrants to be received by TDCC pursuant to the Warrant Purchase Agreement and how the fair value of the associated liability amount was determined.

•                                          Clarify what the $17.0 million related to a deferred payment to TDCC refers to and how the amount was determined.

•                                          The basis for the $11.2 million transfer tax liabilities and $0.7 million employee benefit liability expected to be transferred, and the $1.0 million liability to be retained by TDCC.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in the Proxy Statement.  In addition, the Company advises the Staff that as a result of the various revisions to the Proxy Statement, this explanation is now included in note 3(k) on page 85 of the Proxy Statement, including: (i) the fair value of the associated liability for the warrants to be issued to TDCC pursuant to the Warrant Purchase Agreement is $18.6 million as of March 31, 2015, (ii) the fair value of the deferred payment pursuant to the Purchase Agreement is $13.8 million as of March 31, 2015 and (iii) the fair value of the cash payments owed to TDCC pursuant to the Tax Receivables Agreement is $113.9 million as of March 31, 2015.

The Company further advises the Staff of the following additional clarifying information in response to this comment regarding the Deferred Payment:

•                                          Description: Pursuant to the terms of the Purchase Agreement, TDCC has the opportunity to earn additional consideration of $50.0 million (the Deferred Payment, also referred to as the “Earnout”) contingent on AgroFresh achieving a certain threshold of calculated EBITDA, defined as the average of the 2016 and 2017 Business EBITDA.  If the realized EBITDA is less than the EBITDA threshold, then the Deferred Payment is zero; otherwise, the Deferred Payment is $50.0 million. If the Deferred Payment is greater than zero, the payment shall be made no later than February 15, 2018.  The fair value of the Deferred Payment is $13.8 million as disclosed in the Proxy Statement compared to $17.0 million in the Prior Proxy Statement.  This difference is due to a revised Company forecast for 2016 and 2017 EBITDA.

•                                          Overview of valuation methodology:  There are three primary sources of risk considered in estimating the value of the Earnout: (i) the risk associated with the underlying performance metric (future EBITDA); (ii) the risk associated with the functional form of the payout (analogous to a digital option); and (iii) the credit risk associated with the ability to make the Deferred Payment (counterparty risk).  The Company used a Black-Scholes option pricing model to calculate the fair value of the Deferred Payment.

The Company also advises the Staff that the $11.2 million transfer tax liability and $0.7 million employee benefit liability did not change significantly as of March 31, 2015 in the Proxy Statement compared to the Prior Proxy Statement.  The $1.0 million liability as of December 31, 2014 to be retained by TDCC did change as of March 31, 2015 (as compared to $1.1 million in the Prior Proxy Statement) and is made up of a $0.9 million deferred compensation and $0.2 million employee retirement liability.

Proposal No. 1—Approval of the Business Combination, page 92

The Transition Services Agreement, page 111

29.                               Please clarify whether the $5 million execution fee is included in the $635 million cash consideration from Boulevard to TDCC or in addition to the $635 million cash consideration

Response

The Company has revised the disclosure on page 117 of the Proxy Statement to clarify that the $5 million execution fee is in addition to the $635 million cash consideration to be paid by Boulevard to TDCC in connection with the business combination.

Background of the Business Combination, page 112

30.                               Please expand your discussion in this section to disclose the details of the discussions between Boulevard and TDCC with respect to the material terms of the merger. For example, provide details, including quantitative details, as to how the parties reached the material terms of the transaction.

Response

The Company has revised the disclosure on pages 119, 120 and 121 of the Proxy Statement in response to the Staff’s comment.

31.                               We note that you engaged with several possible target businesses in detailed substantive discussions or negotiations. Please revise this section to discuss when those alternatives were considered and for what reason those alternatives were not pursued.

Response

The Company has revised the disclosure on pages 118 and 119 of the Proxy Statement in response to the Staff’s comment.

Boulevard’s Board of Directors’ Reasons for the Approval of the Business Combination, page 115

32.                               We note that the board considered several financial analyses regarding the valuation of the Business. To the extent not already disclosed, please explain for each analysis what each of the included calculations in the analysis means, what they are intended to show, and how they aided the board in reaching the conclusion to approve the proposed business combination.

Response

The Company advises the Staff that since the financial analyses regarding the valuation of the Business were prepared by management of Boulevard and not by a third-party, the Company does not believe that the provisions of Item 1015 of Regulation M-A are applicable.  However, in an effort to be responsive to the Staff’s comment, the Company has revised the disclosure on pages 123 and 124 of the Proxy Statement to provide the requested additional disclosure regarding these financial analyses.

33.                               We note that you considered the trading market valuation of Comparable Companies. Please tell us how these companies were selected as comparable companies.

Response

The Company has revised the disclosure on page 124 of the Proxy Statement in response to the Staff’s comment.

34.                               Please refer to the investment criteria discussed on pages 3-4 of the company’s IPO prospectus. To the extent these criteria were considered by the board, please discuss the board’s consideration. If not, please clarify that point and explain why.

Response

The Company has revised the disclosure on page 124 of the Proxy Statement in response to the Staff’s comment.

Board of Directors of Boulevard Following the Transaction, page 120

35.                               We note that the one share of Series A Preferred Stock to be issued to TDCC as part of the consideration exchanged in the transaction entitles TDCC to one seat on the post-transaction Board of Directors. Disclosure in this section indicates that, pursuant to the Purchase Agreement, TDCC has the right to designate two individuals to be nominated for election to serve as independent Class III directors. Please clarify whether the Series A seat is included in or in addition to the two seats discussed here. Please also tell us and revise the disclosure in your filing to indicate the expected overall size of the post-transaction Board of Directors, for we further note in this section that you anticipate that certain directors will resign from their positions effective upon the closing of the transaction.

Response

The Company has revised the disclosure on page 17 of the Proxy Statement to clarify that TDCC’s right to designate a Series A preferred stock director is in addition to the right of TDCC to designate two individuals to be nominated for election to serve as independent Class III directors.  In addition, the Company has revised the disclosure on pages 17 and 127 of the Proxy Statement to disclose the size of the post-business combination board of directors.

Proposal No. 2 —Approval of the Second Amended and Restated Certificate of Incorporation, page 127

36.                               Please revise to address the reasons for the material changes to your certificate of incorporation and the possible effects of such changes.

Response

The Company has revised the disclosure on pages 135 through 140 of the Proxy Statement to address the reasons for the material changes to the Restated Charter and the potential effects of such changes.

Information about Boulevard, page 146

37.                               On page 156, you state that “[t]here will be no salary, fees, or other compensation being paid to [your] officers or directors prior to [your] initial business combination other than as disclosed in this 10-K.” Please remove the reference to your 10-K and otherwise update and revise this section as necessary in your next amendment.

Response

The Company has removed the reference to the Company’s 10-K on page 165 of the Proxy Statement in response to the Staff’s comment.

Information About AgroFresh, page 162

38.                               Please describe the property held by AgroFresh.

Response

The Company has revised the disclosure on page 172 of the Proxy Statement in response to the Staff’s comment.

The AgroFresh Business, page 165

39.                               Please clarify when AgroFresh’s exclusive license from NCSU under the Sister patent for the use of 1-MCP to delay ripening of fruit and flowers expires.

Response

The Company has revised the disclosure on page 175 of the Proxy Statement in response to the Staff’s comment.

Harvista, page 167

40.                               If possible, please disclose when AgroFresh anticipates it will complete its registration in the additional ten countries.

Response

The Company has revised the disclosure on page 176 of the Proxy Statement in response to the Staff’s comment.

Research and Development, page 170

41.                               Please reconcile your disclosure on page 170 regarding “the approximately $12 million spent annually in research and development” with your disclosure on page 180 regarding Stephen S. Trevor Boulevard Acquisition Corp. June 10, 2015 Page 8 the

19.4 million and 17.8 million you spent on research and development in 2014 and 2013, respectively.

Response

The Company has revised the disclosure on page 198 of the Proxy Statement in response to the Staff’s comment.

AgroFresh Management, page 172

42.                               Please include the information required by Item 402 of Regulation S-K with your next amendment. Please also tell us whether disclosure is required by Item 402(t) of Regulation S-K.

Response

The Company has revised the disclosure beginning on page 182 of the Proxy Statement to provide the information required by Item 402 of Regulation S-K with respect to AgroFresh.  The Company further advises the Staff that no disclosure is required by Item 402(t) of Regulation S-K.

AgroFresh Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 174

43.                               We note in Note N of the notes to the financial statements of AgroFresh that for each year presented you report income before income taxes for domestic operations and a loss before income taxes for foreign operations. Please include a discussion in MD&A as to why your foreign operations operate at a loss. Additionally, address the significant factors affecting the results of each of your domestic and foreign operations that cause results to vary between them. Further, address any known trends, demands and uncertainties affecting or that will affect the results of operations, liquidity or cash requirements of each of these geographic regions.

Response

The Company respectively acknowledges the Staff’s comment and has added a new subsection within Factors Affecting AgroFresh’s Results of Operations titled “Domestic and Foreign Operations” on page 191 of the Proxy Statement.  This new subsection describes the primary driver of historical losses from foreign operations reflected in Note N to the audited carve-out Combined Financial Statements for the years ended December 31, 2014, 2013 and 2012 and the uncertainties which could affect the results of foreign operations in the future.

Purchase Accounting, page 178

44.                               Please confirm our understanding that future financial statements will be filed on a predecessor/successor basis, with pre-and post-acquisition AgroFresh operations separated by the line of demarcation. If our understanding is correct, please revise your disclosure here to so state.

Response

The Company advises the Staff that future filings will include the AgroFresh operations as the predecessor company as the Company has concluded that AgroFresh will be the predecessor company as defined in Rule 405 of Regulation C.  Accordingly, all future Company filings will include AgroFresh as the predecessor company for all periods required by Articles 3 and 10 of Regulation S-X.  The Company will also include a line of demarcation between the predecessor and successor periods as the results will not be comparable due in part to the requirements to record all assets acquired and liabilities assumed at fair value in accordance with ASC 820 Fair Value Measurement.  The Company has revised the disclosure on page 194 of the Proxy Statement accordingly.

Results of Operations, page 179

45.                               Please expand your disclosure to discuss the factors affecting the change in the gross profit margin percentages for each period reported.

Response

The Company acknowledges the Staff’s comment and has added disclosure discussing the factors affecting the change in gross profit percentages for each annual historical period presented in the Proxy Statement, as well as the first quarter comparative results presented in the Proxy Statement.  In addition, the comparative financial tables for each period have also been revised to reflect gross margin percentages.  The Company further advises the Staff that it has added a disclosure in the section titled “Gross Profit” inserted after “Cost of Sales” in each applicable comparative period discussion on pages 196, 197 and 199 of the Proxy Statement.

Year Ended December 31, 2014 Compared To Year Ended December 31, 2013, page 180

Income Tax Provision, page 180

46.                               Please address why the effective tax rate increased to 59.8% in 2014. This is not clear from the existing discussion which appears to be in regard to the change in the provision amount which may not directly correlate to the impact on the effective rate.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure in the Income Tax Provision comparative discussion on page 198 of the Proxy Statement, which more clearly describes the factors impacting the increase in effective tax rate of 59.8% in the year ended December 31, 2014 compared to 47.8% in the year ended December 31, 2013.  The Company advises the Staff that the increase in effective tax rate was primarily driven by (i) losses outside the U.S. where no tax benefit was realized due to valuation allowances on deferred tax assets from net operating loss carryforwards and (ii) higher losses outside the U.S. in foreign tax jurisdictions with lower tax rates.  AgroFresh did not file separate tax returns as it was included in the tax returns of TDCC entities within the respective tax jurisdictions.  The income tax provision included in the carve-out financial statements was calculated using a separate return basis, as if AgroFresh was a separate taxpayer.  Accordingly, AgroFresh’s tax results as presented are not necessarily indicative of results that AgroFresh would have generated as a standalone company for the periods presented.  Such forward-looking post-Transaction disclosure has been added to the MD&A under “Provision for Income Taxes” under “Key Financial Definitions” on page 192 of the Proxy Statement.

Description of Securities, page 191

47.                               Please expand your description of non-voting common stock by disclosing its conversion features. In addition, please disclose the number of non-voting shares of common stock you propose to authorize and clarify that not all common stockholders will have voting power.

Response

The Company has revised the disclosure on page 210 of the Proxy Statement to: (i) expand the description of the Company’s non-voting common stock by disclosing the conversion features of the Company’s non-voting common stock; (ii) disclose the number of non-voting share of common stock that the Company proposes to authorize; and (iii) clarify that not all holders of the Company’s common stock will have the ability to vote their shares.

Beneficial Ownership of Securities, page 201

48.                               Please include the directors and executive officers of the post-transaction company in your beneficial ownership table.

Response

The Company has revised the beneficial ownership table on page 221 of the Proxy Statement to include the executive officers of the post-transaction company.  The Company advises the Staff that the directors of the post-transaction company have not been determined as of the date hereof and, accordingly, the Company will disclose the identities of the proposed directors of the post-transaction company in a subsequent amendment to the Proxy Statement.

49.                               We note the introductory disclosure in this section that the $30 million redemption scenario represents “the maximum number of shares” of the company that can be redeemed. If $30 million is the maximum redemption scenario, please revise throughout to clarify.

Response

As noted in the Company’s response to comment 11, the Company has revised the disclosure on pages 5, 16, 29, 38 and 78 of the Proxy Statement by replacing the $80 million redemption scenario with a new scenario showing the maximum number of redemptions that would result in TDCC’s ownership of Boulevard common stock being 45% or less of the overall outstanding shares of Boulevard common stock.  The maximum number of redemptions with TDCC ownership being 45% or less occurs at $92.5 million of redemptions.  The Company has revised the disclosure on page 220 to reflect the new scenario in response to the Staff’s comment.

Price Range of Securities and Dividends, page 207

Boulevard, page 207

Price Range of Boulevard Securities, page 207

50.                               It appears that you have omitted footnotes (2) and (3) beneath the table on page 207. Please revise accordingly.

Response

The Company has revised the disclosure on page 226 of the Proxy Statement to delete references to footnotes (2) and (3) previously included in the table.

Index to Financial Statements, page F-1

51.                               Please update the financial statements contained in your document in accordance with Rule 3-12 of Regulation S-X.

Response

The Company has included in the Proxy Statement beginning on pages F-2 and F-26, respectively, interim unaudited financial statements for the three month period ending March 31, 2015, for each of Boulevard and AgroFresh in accordance with Rule 3-12 of Regulation S-X.

Financial Statements of The AgroFresh Business, page F-3

Notes to the Combined Financial Statements, page F-7

Note B. Summary of Significant Accounting Policies, page F-7

52.                               Please revise your financial statements to include a policy describing your treatment of trade accounts receivable. Specifically address how you determine the allowance for doubtful accounts and what the collection terms are.

Response

The Company has revised Note B. Summary of Significant Accounting Policies on page F-15 of the Proxy Statement to include the following disclosure:

Accounts Receivable and Allowance for Doubtful Accounts

Trade receivables arise from the sale or application of product, with collection terms less than one year based on the underlying customer agreements.

The Business records its allowance for doubtful accounts based upon its assessment of various factors.  The Business considers historical experience, the age of the accounts receivable balances, credit quality of the Business’s customers, current economic conditions, and other factors that may affect customers’ ability to pay.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:                    Sonia Bednarowski, Esq.
Ms. Amy Geddes

Mr. Doug Jones
Mr. Stephen S. Trevor

Mr. Mark Gibson

Alan I. Annex, Esq.

Michael L. Hermsen, Esq.

Encls.